UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                                Lear Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    521865105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 9, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 3)

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on October 17, 2006, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, $.01 par value (the "Shares"), issued by Lear Corporation (the "Issuer" or "Lear"), is hereby further amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

Item 4 of the Initial 13D is hereby amended by the addition of the following:

     On February 9, 2007, newly-formed subsidiaries of AREP entered into an Agreement and Plan of Merger with Lear Corporation ("Agreement") calling for a merger of Lear and one of such subsidiaries pursuant to which Lear will become a subsidiary of AREP and stockholders of Lear will receive $36 per share in cash. The Agreement provides that Lear will immediately commence a "go shop" period of 45 days pursuant to which it will seek buyers for Lear who may offer better terms and conditions from a financial point of view. The Agreement provides that in the event of termination of the Agreement under certain circumstances, the subsidiaries will be paid a breakup fee by Lear. Consummation of the Agreement is conditioned upon a favorable vote of the Lear stockholders, regulatory filings and approvals and customary closing conditions.

     In addition, Reporting Persons entered into a Voting Agreement with Lear in which they agreed to support the Agreement by voting in favor of the transaction or any competing Alternative Acquisition Agreement, as defined, in which the consideration paid to stockholders of Issuer is in excess of $36 per share in cash. The Voting Agreement is filed herewith as an Exhibit and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended by adding the following:

1.  Voting Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2007

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

    By:  /s/ Keith Cozza
         ---------------
         Name:   Keith Cozza
         Title:  Secretary and Treasurer


HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Keith Cozza
       ---------------
       Name:   Keith Cozza
       Title:  Secretary and Treasurer


KOALA HOLDING LLC

  By:  /s/ Keith Cozza
       ---------------
       Name:   Keith Cozza
       Title:  Authorized Signatory


BARBERRY CORP.

  By:  /s/ Keith Cozza
       ---------------
       Name:   Keith Cozza
       Title:  Secretary and Treasurer


ICAHN PARTNERS MASTER FUND LP

  By:  /s/ Keith Meister
       -----------------
       Name:   Keith Meister
       Title:  Executive Vice President


ICAHN OFFSHORE LP

By:  /s/ Keith Meister
     -----------------
     Name:   Keith Meister
     Title:  Executive Vice President

CCI OFFSHORE CORP.

  By:  /s/ Keith Meister
       -----------------
       Name:   Keith Meister
       Title:  President


ICAHN PARTNERS LP

  By:  /s/ Keith Meister
       -----------------
       Name: Keith Meister
       Title: Executive Vice President


ICAHN ONSHORE LP

By:  /s/ Keith Meister
     -----------------
     Name:   Keith Meister
     Title:  Executive Vice President


CCI ONSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name:   Keith Meister
     Title:  President and Secretary


/s/  Carl C. Icahn
------------------
CARL C. ICAHN



        [Signature Page of Amendment No. 3 to Schedule 13D - Lear Corp.]